RODRIGUEZ & ASSOCIATES
Raúl N. Rodriguez, Esq.
Sara Mares, Paralegal
1011 Pennsylvania St., Unit B
Denver, Colorado 80203

Telephone: (303) 861-1797	Facsimile: (303) 861-1995 E-mail address: raulnr@msn.com

August 21, 2006

Division of Corporation Finance
Securities and Exchange Commission
450 5th Street, NW
Washington, D.C. 20549

Attention: Melissa Duru

Ladies/ Gentlemen:

In connection with the New Pacific Ventures, Inc. (the "Company" or "New Pacific") Preliminary Proxy Statement, the Company submits the following in response to your oral comments provided on June 23, 2006.

To facilitate your review of this Amendment I of the Preliminary Proxy Statement, the Company will respond to each of the oral comments provided on June 23, 2006. The Company has numbered each paragraph in response to each comment.

In connection with our response to your comments, the Company acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and

  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal Securities Laws of the United States.

Comment No. 2

Review proposal No. 1 and state whether or not New Pacific has a standing audit, nominating and compensation committee of the Board of Directors, or committees performing similar functions. See Item 7 of Schedule 14c. If there are no committees, state why not.

Response to Comment No. 2. Proposal No. 1. To elect Directors to the Company's Board of Directors—"Committees", page #8. The disclosure regarding the Company's committees has been revised as follows:

Committees

New Pacific is in the pre-exploration stage and has not, as yet, generated any revenues. The Company has not compensated any of its officers and directors, or established a compensation plan. The Company; therefore, has not yet established a standing nominating committee or a charter and its current board of directors, Gerry Jardine, Roy Brown and Brent Petterson participate in the consideration of any director nominees. The Company has not, as yet, established an audit committee or a charter for such committee. In the future, as the Company begins to generate revenues and compensates its officers and directors, the Company will establish the required committees. The Company does not provide a formal process for shareholders to send communications to the board of directors. Communications to the board of directors will be received by the Company, either by letter addressed to New Pacific Ventures, Inc., Suite 213-630 Roche Point Dr., Vancouver, British Columbia, Canada V7H 3A1, or shareholders may call (604) 762-5652.

Comment No. 3

Review proposal No. 5 — provide clarifying information. See Item 14 Section 7 regarding mergers, consolidations, acquisitions and other matters. See, also Note 7 of Schedule 14 in order to provide sufficient information so that the Shareholders can make an informed decision.

Response to Comment No. 3. Proposal #4, previously Proposal #5. To approve the acquisition of Tatonka Oil and Gas Company, Inc., page #10. The Agreement of Share Exchange and Purchase and Sale between the Company and Tatonka Oil and Gas Company, Inc., is now an exhibit to the Proxy Statement and the disclosure now reads as follows:

Additionally, present shareholders will incur a substantial dilution by the issuance of the 15,000,000 shares of the Company's $0.001 par value common stock. A copy of the Agreement of Share Exchange and Purchase and Sale between New Pacific Ventures, Inc. and Tatonka Oil and Gas Company, Inc. ("the Agreement") is attached hereto as Exhibit "A".

Comment No. 4

The Company needs to describe more fully the impact of the proposed acquisition. See Note F of Schedule 14.

Response to Comment No. 4. Proposal #4, previously Proposal #5. To approve the acquisition of Tatonka Oil and Gas Company, Inc., page #10. The following language has been added to the Proposal.

The proposed share exchange agreement with Tatonka Oil and Gas Company, Inc. will permit New Pacific to acquire new management that has the necessary level of experience and expertise in the oil and gas industry. Mr. Brian Hughes will become the CEO of New Pacific. Mr. Hughes has over 25 years experience with major oil and gas companies, such as Shell Oil Company, Ultra Petroleum and Pennaco Energy. Mr. Hughes, as a petroleum engineer, has been involved in the acquisition of leases, exploration and production. While at Ultra Petroleum, Mr.

Hughes began negotiations and operations in 1998 on coalbed methane plays in the Powder River Basin in Wyoming, and in Germany, Romania, Zimbabwe, and Solvenia. Mr. Hughes proposes to direct the Company's energies into the Rocky Mountain West and, more specifically, in Wyoming and Colorado.

Mr. Hughes' experience will be invaluable to the Company in raising the necessary capital to begin to realize the Company's new business purpose and will be more likely to assist the Company in generating revenues. Ultimately, the shareholders will benefit in that the value of their shares will be enhanced. However, if the Company is not successful in developing its oil and gas leases, the value of the shareholders' shares may be diminished and diluted.

Comment No. 5.

Advise the Commission by letter why the shareholders approval is required. Discuss the acquisition plan, the risks involved and the negatives regarding the acquisition in the future. Why this plan and not another acquisition plan?

Response to Comment No. 5. (Provided Supplementally)

The Colorado Business Corporations Act in Sections 7-111-102, 7-111-103 requires that New Pacific obtain shareholder approval of the proposed Agreement of Share Exchange and Purchase and Sale.

The Company has deleted Proposal 3.

Comment No. 6

What happens if the shareholders do not approve the forward stock split? What happens if there is a failure?

Response to Comment No. 6. Proposal #5, previously Proposal #6, the approval of a four (4) for one (1) forward stock split, page #11, has been revised to the following language:

The four (4) for one (1) forward stock split is contingent on shareholder approval of the acquisition of Tatonka Oil and Gas Company, Inc. In the event that the shareholders do not approve the forward stock split, which may be deemed necessary to complete the proposed acquisition of Tatonka Oil and Gas Company, Inc. the acquisition will be terminated. As a consequence, all parties will return to their prior equity positions and New Pacific will continue to seek other new business opportunities or identify an acquisition partner to enhance the Company's shareholder value.

Very best regards,

/s/Raul N. Rodriguez
Raul N. Rodriguez, Esq.